SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



                            SHARPER IMAGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    820013100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 with a copy to:

            David Meyer                         Stanley H. Meadows, P.C.
   c/o Knightspoint Partners LLC               McDermott Will & Emery LLP
   787 Seventh Avenue, 9th Floor                 227 West Monroe Street
      New York, New York 10019                  Chicago, Illinois 60606
           (212) 786-6050                            (312) 372-2000



--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 26, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 3  of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners II, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               57,000
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                57,000
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 4  of 22



--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Capital Management II LLC
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               57,000
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                57,000
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 5  of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners LLC  81-0604786
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               57,000
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                57,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         57,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 6  of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Koeneke
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               3,334
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                57,000
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                3,334
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                57,000
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         60,334
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 7  of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         David Meyer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               3,334
Person with:
                       ---------------------------------------------------------
                       (8) Shared Voting Power

                                57,000
                       ---------------------------------------------------------
                       (9) Sole Dispositive Power

                                3,334
                       ---------------------------------------------------------
                      (10) Shared Dispositive Power

                                57,000
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         60,334
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 8  of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value and Opportunity Master Fund Ltd.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,538,890
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,538,890
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,538,890
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         10.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 9  of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, L.L.C.                         13-3937658
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,832,012
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,832,012
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IA, OO
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 10 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., L.L.C.                  13-3946794
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,832,012
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,832,012
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 11 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC  20-0870632
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               293,122
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                293,122
                       ---------------------------------------------------------
                      (10) Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         293,122
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         2.0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 12 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC              37-1484525
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               1,832,012
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                1,832,012
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 13 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                1,832,012
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 14 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power

                                1,832,012
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 15 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                1,832,012
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 16 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                1,832,012
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                1,832,012
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,832,012
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         12.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 17 of 22


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jerry W. Levin
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               83,334
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                83,334
                       ---------------------------------------------------------
                      (10)      Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         83,334
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 18 of 22


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 13D filed on March 9, 2006 ("Schedule 13D") by the Knightspoint Group and certain other persons related to the common stock of Sharper Image Corporation (the "Company"). Unless otherwise indicated, all capitalized terms in this Amendment No. 2 shall have the meanings set forth in the original
Schedule 13D for such terms. This Amendment No. 2 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add the following:

         On September 26, 2006, the Company announced that Richard Thalheimer, the Company's founder, stepped down as Chairman and Chief Executive Officer. The Company named Jerry Levin as Chairman and interim Chief Executive Officer and said it was beginning a search for a permanent Chief Executive Officer. Mr. Levin is a member of the Knightspoint Group.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to include the following:

         On September 26, 2006, the Company announced that Richard Thalheimer, the Company's founder, stepped down as Chairman and Chief Executive Officer. The Company named Jerry Levin as chairman and interim Chief Executive Officer and said it was beginning a search for a permanent Chief Executive Officer. Mr. Levin is a member of the Knightspoint Group.

         The members of the Knightspoint Group routinely monitor the performance of their investments in the Company. In this connection, the members of the Knightspoint Group intend to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the members of the Knightspoint Group have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company's affairs and strategic alternatives. Depending on such evaluations, the members of the Knightspoint Group may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The members of the Knightspoint Group may from time to time develop plans, or have discussion with third parties, respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with these and other

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 19 of 22

plans or proposals that the Knightspoint Group may develop, the members of the Knightspoint Group may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

         Except as set forth in the Schedule 13D, as amended, the Knightspoint Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Knightspoint Group reserves the right to formulate plans or make proposals, and take such action with respect to its investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as it may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to include the following:

         As of the date hereof, the Knightspoint Group owns an aggregate of 1,979,014 shares of Common Stock, representing approximately 13.2% of the outstanding shares of Common Stock. Based upon information filed with the SEC, the Thalheimer Entities collectively beneficially owns 3,300,958 shares of Common Stock or 22.1% of the outstanding Common Stock of the Company. The Knightspoint Group and the Thalheimer Entites beneficially own collectively in the aggregate 5,279,972 shares of Common Stock or 35.1% of the outstanding Common Stock of the Company.

         As of the date hereof, Mr. Koeneke individually owns 3,334 shares of the Company's Common Stock, including 2,917 options currently exercisable, representing less than 1% of the outstanding shares of Common Stock. Mr. Koeneke has sole voting and dispositive power over the shares of Common Stock held by him personally.

         As of the date hereof, Mr. Meyer individually owns 3,334 shares of the Company's Common Stock, including 2,917 options currently exercisable, representing less than 1% of the outstanding shares of Common Stock. Mr. Meyer has sole voting and dispositive power over the shares of Common Stock held by him personally.

         As of the date hereof, Jerry Levin beneficially owns an aggregate of 83,334 shares of Common Stock, including 32,917 options currently exercisable and 30,000 options exercisable on September 25, 2007, representing less than 1% of the outstanding shares of Common Stock. Mr. Levin has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following:

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 20 of 22


          Knightspoint Partners LLC and Mr. Levin terminated their oral agreement pursuant to which Knightspoint Partners LLC agreed to pay Mr. Levin one-third of any performance fees received from Parche, LLC or Starboard Value and Opportunity Master Fund Ltd. in connection with their investment in the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

*99.1 Power of Attorney executed by David Meyer, Michael Koeneke, authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*99.2 Power of Attorney executed by Peter A. Cohen, Morgan B. Stark, Thomas
W. Strauss and Jeffrey M. Solomon.

*99.3 Joint Filing Agreement, dated March 6, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

*99.4 Letter from Knightspoint Partners II, L.P. to the Company, dated March 6, 2006, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

*99.5 Indemnification Agreement dated February 24, 2006 by and among Mr. Levin and Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

*99.6 Form of Indemnification Agreement entered into by each of the Director Nominees (other than Mr. Levin) with Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

*99.7 Settlement Agreement among Sharper Image Corporation, a Delaware corporation (the "Company"), and Richard J. Thalheimer, individually and as trustee of each of the Richard J. Thalheimer Revocable Trust, the Richard J. Thalheimer 1997 Annuity Trust, the Thalheimer Grantor Annuity Trust of 1997, and the Richard J. Thalheimer 2005 Annuity Trust, and John Comyns, as trustee of each of the Richard Thalheimer Children's Trust of 1989, the Richard and Elyse Thalheimer Irrevocable Trust of 1995, and the Richard J. Thalheimer Irrevocable Trust of 1999 (collectively, the "Thalheimer Entities"), and the members of the Knightspoint Group, dated May 9, 2006.

* 99.8.  Press release issued by Sharper Image Corporation, dated May 9, 2006.


*Previously filed with the original Schedule 13D.

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 21 of 22

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 28, 2006      KNIGHTSPOINT PARTNERS II, L.P.

                               By: Knightspoint Capital Management II LLC
                               Its: General Partner

                               By: Knightspoint Partners LLC
                               Its: Member

                               By: /s/ David Meyer
                                   Name: David Meyer
                                   Title: Managing Member

                               KNIGHTSPOINT CAPITAL MANAGEMENT II LLC

                               By: Knightspoint Partners LLC
                               Its: Member

                               By: /s/ David Meyer
                                   Name: David Meyer
                                   Title: Managing Member

                               KNIGHTSPOINT PARTNERS LLC
                               By:
                                   /s/ David Meyer
                                   Name: David Meyer
                                   Title: Managing Member


                               /s/ David Meyer
                               Name: David Meyer
                               Title: Individually and as attorney-in-fact for
                                      each of
                               Michael Glazer, David Glew, Michael Koeneke,
                               Jerry W. Levin, Peter Weil and Andrea Weiss

                               PARCHE, LLC
                               By: Admiral Advisors, LLC, its managing member

                                                                    SCHEDULE 13D
CUSIP No. 820013100                                                Page 22 of 22


                               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                               ADMIRAL ADVISORS, LLC
                               By: Ramius Capital Group, L.L.C., its sole member

                               RAMIUS CAPITAL GROUP, L.L.C.
                               By: C4S & Co., L.L.C., its Managing Member

                               C4S & CO., L.L.C.

                               By:/s/ Jeffrey M. Solomon

                               Name:  Jeffrey M. Solomon
                               Title:  Authorized Signatory

                               By:/s/ Jeffrey M. Solomon
                               Jeffrey M. Solomon, individually
                               and as attorney-in-fact for Peter
                               A. Cohen, Morgan B. Stark, and
                               Thomas W. Strauss


The Powers of Attorney authorizing certain persons to sign and file this
Schedule 13D on behalf of certain Reporting Persons were previously filed as
Exhibit 1 and Exhibit 2 to this Schedule 13D